
BLIND TIGER
Featured Investor
Expert Dojo's investment in Blind Tiger stems from our profound belief in their ability to craft an exceptional brand within the beverage sector. Their unique approach not only revolutionizes the non-alcoholic industry but also evokes a nostalgic essence of a pivotal era in American history, distinguishing their brand in a league of its own.
EXPERT DOJO
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.